Clifford L. Neuman, p.c.
Attorneys at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

January 25, 2005

John Zitko, Staff Attorney
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Re:	Golden West Brewing Company, Inc. Registration Statement on Form SB-2 File No. 333-121351

Dear Mr. Zitko:

        Please accept this letter on behalf of Golden West Brewing Company, Inc. (the "Company").

        At the present time, in an effort to strengthen its balance sheet, the Company has two accrued liabilities that it would like to convert to common stock with the consent of the creditors. One such accrual represents additional advances made by John C. Power, the Company's principal shareholder and a director, in the last quarter of 2004 totaling $22,500. In addition, the Company has requested that the undersigned convert to equity $7,500 of the approximate $20,000 in outstanding account receivable for legal services rendered by the undersigned, primarily in connection with the pending Registration Statement on Form SB-2.

        The conversions would be undertaken without registration under the Act of 1933, as amended, (the "Securities Act") in reliance upon the exemption contained in Section 4(2) of the Securities Act. The conversion could also be undertaken in reliance upon the safe harbor or either Rule 504 or Rule 506 of Regulation D, as both individuals are "accredited investors" within the meaning of Rule 501(a) of Regulation D. The securities issued on conversion would be "restricted securities" under Rule 144, and the certificates would bear the Company's customary restrictive legend.

        We are mindful of the principles of integration related to the private offering of securities at a time when the Company has an offering in registration. In that regard we have reviewed and believe the principles enunciated by the Commission in In re Black Box, Incorporated, June 26, 1990 are dispositive and lead to the conclusion that no integration should exist under the foregoing circumstances. It particular, it is noted that the consideration for the privately placed shares is the conversion of pre-existing debt. In addition, the issuance involves two individuals who would clearly have access to all material information about the Company and persons who not only do not need the protections of the disclosures contained in the prospectus but rather are the persons principally responsible for their accuracy. Finally, the issuance would in no way relate to or impact the offering covered by the pending registration.

        Before undertaking the proposed conversion as described above, we would appreciate the Commission's guidance in this regard.

                                                                             Sincerely,

                                                                             /s/ Clifford L. Neuman
                                                                             Clifford L. Neuman

CLN:nn
cc: Mr. John C. Power